Exhibit 99.2

November 19, 2003

Dear Shareholder:

After careful consideration, the Board of Directors (the “Board”) of BRYN MAWR BANK CORPORATION (the “Corporation”) recently adopted a Shareholder Rights Plan (the “Plan”). The Plan provides for a distribution of rights (the “Right(s)”) to purchase shares of the Corporation’s common stock (the “Common Stock”). One Right for each outstanding share of Common Stock will be effective on December 8, 2003, to shareholders of record on that date. The terms of the Plan are summarized in the “Bryn Mawr Bank Corporation Shareholder Rights Plan Summary” (the “Summary “), which accompanies this letter.

The Plan is not intended to prevent a takeover of the Corporation, but is intended to protect the value of your investment in the Corporation by discouraging unfair or financially inadequate takeover proposals and abusive takeover practices. Shareholder rights plans have been implemented by many publicly traded companies. We consider the adoption of the Rights Plan to be the best available means of protecting your investment, while not preventing a fair acquisition offer for the Corporation.

Because the Rights are not presently exercisable and have no independent current value, certificates representing the Rights will not be issued at this time. Until the Rights become exercisable and separate Rights certificates are issued, the Rights will trade with and are represented by your existing Common Stock certificates. As explained in the attached Summary of Rights, the Rights are not exercisable, until, the earlier of (i) ten (10) business days after the acquisition by any person or group of persons of twenty percent (20%) or more of the outstanding shares of Common Stock, or (ii) ten (10) business days following the commencement of a tender or exchange offer that would result in ownership of twenty percent (20%) or more of the outstanding shares of Common Stock. No action by you as a shareholder is needed at this time.

Adoption of the Plan will not in any way weaken the financial strength of the Corporation or interfere with its current business plans or strategic plans for the future. The issuance of Rights under the Plan will not dilute the book value per share, will not affect reported earnings per share, is not taxable to the Corporation or to its shareholders and will not change the way in which the Corporation’s common stock is traded. Shareholders may, under certain circumstances, recognize taxable income if the Rights become exercisable or upon the occurrence of certain subsequent events. As explained in the enclosed Summary of Rights, the Rights will become exercisable only if and when the Corporation becomes a target of an unfair or financially inadequate takeover proposal or other abusive takeover practice.

The Corporation is very fortunate to have an exceptionally loyal and dedicated shareholder base. Your Board’s objective in adopting the Plan is to return that loyalty and dedication to you as a Corporation shareholder by enhancing and protecting the value of your investment in the Corporation.

Sincerely,

/s/ FREDERICK C. PETERS II

Frederick C. Peters II, Chairman and Chief Executive Officer

Attachment – Rights and Plan Summary

BRYN MAWR BANK CORPORATION

Shareholder Rights Plan Summary

Bryn Mawr Bank Corporation (the “Corporation”) has adopted a rights plan for its shareholders designed to protect the rights of the shareholders and discourage unwanted or hostile takeover attempts that are not approved by the Corporation’s Board. The rights plan allows holders of the Corporation’s common stock to purchase shares in either the Corporation or an acquirer of the Corporation at a discount to market value in response to specified takeover events that are not approved in advance by the Corporation’s Board.

The Rights. On November 18, 2003, Corporation’s Board declared a dividend of a right to acquire one one-fourths of a share of the Corporation’s common stock for each share of the Corporation’s common stock outstanding. The rights currently trade with and are inseparable from the Corporation’s common stock.

Exercise Price. Each right allows its holder to purchase from the Corporation one one-fourths of a share of its common stock for $22.50.

Exercisability. The rights will not be exercisable until, the earlier of:

Ten business days (or such later date as may be determined by the Corporation’s Board of Directors and publicly announced by the Corporation) after a public announcement by the Corporation that a person or group, has obtained beneficial ownership of 20% or more of the Corporation’s outstanding common stock; or

Ten business days (or such later date as may be determined by the Corporation’s Board of Directors and publicly announced by the Corporation) after a person or group begins a tender or exchange offer that, if completed, would result in that person or group becoming the beneficial owner of 20% or more of the Corporation’s outstanding common stock.

The date when the rights become exercisable is referred to in the rights plan as the “distribution date.” After that date, the rights will be evidenced by rights certificates that the Corporation will mail to all eligible holders of its common stock. A person or a member of the group that has obtained beneficial ownership of 20% or more of the Corporation’s outstanding common stock may not exercise any rights even after the distribution date.

Consequences of A Person or Group Becoming an Acquiring Person. A person or group that acquires beneficial ownership of 20% or more of the Corporation’s outstanding common stock is called an “acquiring person.”

Flip-In. When the Corporation publicly announces that a person has acquired 20% or more of its outstanding common stock the Corporation can allow for rights holders, other than an acquiring person, to buy $45.00 worth of its common stock for $22.50. This is called a “flip-in.” Alternatively, the Corporation may elect to exchange one share of its common stock for each right, other than rights owned by an acquiring person, thus terminating the rights.

Flip Over. If after a person or group becomes an acquiring person, the Corporation merges or consolidates with another entity or 50% or more of the Corporation’s consolidated assets or earning power are sold, all holders of rights, other than an acquiring person, may purchase shares of the acquiring company at 50% of their market value.

The Corporation’s Board may elect to terminate the rights at any time before a flip-in occurs. Otherwise, the rights are currently scheduled to terminate in 2013.

The rights will not prevent a takeover of the Corporation. However, the rights may cause a substantial dilution to a person or group that acquires 20% or more of the Corporation’s common stock, unless the Board first terminates the rights. Nevertheless, the rights should not interfere with a transaction that is in the Corporation’s and its shareholder’s best interest because the rights can be terminated by its Board before the transaction is completed.

The complete terms of the rights are contained in the rights agreement. The foregoing description of the rights and the rights agreements is qualified in its entirety by reference to the rights agreement. A copy of the rights agreement can be obtained upon written request to Bryn Mawr Bank Corporation, 801 Lancaster Avenue, Bryn Mawr, PA 19010, Attention Robert J. Ricciardi, Corporate Secretary.